Exhibit 99.2

Boyd Group Services Inc. Announces Pricing of

C$525 Million Senior Unsecured Note Offering

Not for distribution to U.S. newswire services or for dissemination in the United States

Winnipeg, Manitoba – October 30, 2025 – Boyd Group Services Inc. (TSX: BYD; NYSE: BGSI) (“BGSI” or the “Company”) today announced that it has priced a private placement offering (the “Offering”) of C$525 million principal amount of senior unsecured notes due 2030 of the Company (the “Notes”), at a price of C$1,000 per C$1,000 principal amount of Notes, with an interest rate of 5.50% per annum, payable semi-annually in arrears on November 6 and May 6, commencing on May 6, 2026.

BGSI intends to use the net proceeds from the Offering, together with proceeds from the Company’s previously announced equity offering, to partially fund the purchase price for the acquisition of Joe Hudson’s Collision Center, a provider of automotive collision repair services (the “Acquisition”), as previously announced on October 29, 2025, pursuant to a definitive equity purchase agreement dated October 29, 2025 (the “Purchase Agreement”). In connection with the closing of the Offering and the closing of the Company’s US$780 million common share offering (the “Equity Offering”), which was announced on October 29, 2025 and is expected to close on November 4, 2025, the bridge facility commitments obtained by the Company as a source of interim financing for the Acquisition will be fully cancelled and replaced with the aggregate net proceeds of the Equity Offering and the Offering. The closing of the Acquisition is expected to occur in the fourth quarter of 2025, subject to customary closing conditions and regulatory requirements.

If the closing of the Acquisition has not occurred on or prior to 5:00 p.m. (Toronto time) on April 29, 2026 (or such later date as permitted in accordance with the Purchase Agreement), or if, prior to such time, the Purchase Agreement is terminated in accordance with its terms or BGSI issues a press release announcing, or notifies the trustee for the Notes, that it does not intend to proceed with the Acquisition, as further described in the terms of the Notes, the Notes will be subject to a special mandatory redemption at a price equal to 100 percent of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the date of such special mandatory redemption.

The offering is being made through a syndicate of underwriters led by National Bank Capital Markets, TD Securities and RBC Capital Markets, as joint active bookrunners, and by CIBC Capital Markets, as joint passive bookrunner.

The Notes will be offered for sale in Canada on a private placement basis and may also be offered to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) in the United States. The securities offered have not been and will not be registered under the U.S. Securities Act, and may not be offered, sold or delivered, directly or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be an offer, solicitation or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Subject to customary closing conditions, the Offering is expected to close on or about November 6, 2025.

About Boyd Group Services Inc.

Boyd Group Services Inc. is a Canadian corporation and controls The Boyd Group Inc. and its subsidiaries. BGSI shares trade on the Toronto Stock Exchange under the symbol BYD and on the New York Stock Exchange under the symbol BGSI.

About The Boyd Group Inc.

The Boyd Group Inc. (“Boyd”) is one of the largest operators of non-franchised collision repair centres in North America in terms of number of locations and sales. Boyd operates locations in Canada under the trade names Boyd Autobody & Glass and Assured Automotive as well as in the U.S. under the trade name Gerber Collision & Glass. In addition, Boyd is a major retail auto glass operator in the U.S. with operations under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. Boyd also operates a third-party administrator, Gerber National Claims Services, that offers glass, emergency roadside and first notice of loss services. Boyd also operates a Mobile Auto Solutions (“MAS”) service that offers scanning and calibration services.

For further information, please contact:

Investor Relations

Boyd Group

ir@boydgroup.com

Caution concerning forward-looking information

Statements made in this press release constitute forward-looking information within the meaning of applicable securities laws in Canada and forward-looking statements within the meaning of applicable securities laws in the United States, including the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Forward-looking information can be generally identified by words such as “may”, “will”, “anticipate”, “estimate”, “expect”, “intend”, “continue”, “should”, “believe” or the negatives thereof and similar variations. Specifically, forward-looking information in this news release includes, but is not limited to, statements regarding the Offering and the Acquisition, including the terms of the Offering, the completion and the timing of completion of the Offering, the Acquisition and the anticipated use of the net proceeds of the Offering. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results or events to be materially different from those expressed or implied by such forward-looking information, including but not limited to the failure to satisfy the closing conditions to the completion of the Offering and the risks and uncertainties detailed under the “Risk Factors” section of the Company’s current annual information form, the “Risk and Uncertainties” and other sections of the Company’s management’s discussion and analysis of operating results and financial position and in the Company’s other periodic filings with the Canadian securities regulatory authorities and the SEC from time to time, available at www.sedarplus.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. All forward-looking information presented herein should be considered in conjunction with such filings. Although the Company believes the expectations reflected in such forward-looking information and the assumptions upon which it is based are reasonable, no assurance can be given that actual results will be consistent with such forward-looking information, and it should not be unduly relied upon. There can be no assurance that such expectations and assumptions will prove to be correct. The forward-looking information contained in this press release describes the expectations of the Company as of the date of this press release. Except as required by law, the Company does not undertake to update or revise any forward-looking information contained herein, whether as a result of new information, future events or for any other reason. The forward-looking information contained herein is expressly qualified in its entirety by this cautionary statement.